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EXHIBIT 99.1

Contacts: Dan Greenfield EarthLink Media Relations 404-748-6889 greenfie@corp.earthlink.net
Mike Gallentine EarthLink Investor Relations 404-748-6153 gallentineml@corp.earthlink.net
Lisa Murray
PeoplePC Media/Investors
415-901-6987
lmurray@peoplepchq.com

EARTHLINK ANNOUNCES FINAL OFFER PRICE FOR PEOPLEPC AND EXTENDS THE EXPIRATION DATE OF THE OFFER

ATLANTA, July 17, 2002—EarthLink, Inc. (Nasdaq: ELNK) today announced that it has increased the tender offer price by $.0021 in cash per share, for its previously announced cash tender offer for all outstanding shares of PeoplePC Inc. (Nasdaq: PEOP) common stock. This raises the per share offering price from $.02 to the final per share offering price of $.0221. The increase resulted from a price adjustment mechanism related to resolution of an outstanding commercial matter, as set forth in the acquisition agreement between EarthLink and PeoplePC. The cash tender offer price increase will apply to all shares of PeoplePC stock tendered both before and after announcement of the increase.

Furthermore, the tender offer expiration date has been extended 10 business days from the date of this announcement. The expiration date of the tender offer, being the date up to which EarthLink, Inc. will accept for payment and pay for all shares validly tendered in accordance with the acquisition agreement, has been extended from 12:00 Midnight Eastern time, on Wednesday, July 17, 2002 to 12:00 Midnight Eastern time, on Tuesday, July 30, 2002.

To date, approximately 499,068,400 shares of PeoplePC Inc. common stock have been tendered, representing approximately 86.2% of the total number of shares outstanding.

About EarthLink

EarthLink brings the magic of the Internet to approximately 4.9 million subscribers every day. Headquartered in Atlanta, EarthLink provides a full range of innovative access, hosting and e-commerce solutions to thousands of communities over a nationwide network of dial-up points of presence, as well as high-speed access and wireless technologies. EarthLink is committed to doing an exceptional job of pleasing its subscribers, shareholders and the community by following the company's Core Values and Beliefs [http://www.earthlink.net/about/ourvalues/cvb/index.html]. Information about EarthLink services is available by calling 800-395-8425 and through EarthLink's Web site at www.earthlink.net.

About PeoplePC

PeoplePC is a leading global provider of complete Internet access solutions, enabling its partners to reduce costs, generate revenues and deepen relationships with their constituencies. The company works with ISPs, employers, membership organizations and individuals. PeoplePC's Custom Connections service is built on a high-quality dial-up network, aggregated through relationships with a dozen major telecommunications providers. The service has a number of tiers of customization: (i) billing management and customer care; (ii) branded or private label email and online experience; (iii) a suite of Customer Relationship Management tools; (iv) PC and other hardware options. PeoplePC's clients include some of the world's largest corporations such as The Ford Motor Company, Delta Air Lines, Vivendi Universal; and some of the most powerful affinity groups, including AAA and VFW.

WHERE YOU CAN FIND ADDITIONAL INFORMATION: Investors are urged to read EarthLink's and PeoplePC's tender offer statement and other relevant documents regarding the tender offer because they contain important information related to EarthLink, PeoplePC and the transaction. Investors may obtain these documents, as well as other documents filed by EarthLink and PeoplePC, through the Securities and Exchange Commission's web site, www.sec.gov. These documents will also be made available without charge to all PeoplePC stockholders by contacting the information agent for the offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, (212) 929-5500 (call collect) or (800) 322-2885.

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  EXHIBIT 99.1